

October 19, 2011

Via Facsimile and U.S. Mail
Sean Crelin
Director, Legal
Westpac Banking Corporation
575 Fifth Avenue, 39th Floor
New York, NY 10017

> **Re:** **Westpac Securitisation Management Pty Limited**
> **Amendment No. 3 to the Registration Statement on Form S-3**
> **Filed September 29, 2011**
> **File No. 333-166670**

Dear Mr. Crelin:

We have reviewed your response to our letter dated April 27, 2011 and have the following additional comments.

Prospectus Supplement

Prospectus Summary

The Housing Loan Pool, page S-7

1. We note your response to prior comment one. We do not believe that your disclosure that you will describe the nature of any credit-related exceptions "to the extent the number of credit-related exceptions materially exceeds 8-10% of the pool of housing loans" is consistent with either existing Item 1111(a) or new Item 1111(a)(8) of Regulation AB. Please revise accordingly.

If you have any questions regarding these comments, you may contact J. Nolan McWilliams at (202) 551-3217. If you need further assistance, you may contact me at (202) 551-3750.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director